                                                Exhibit 12.1

Earnings to Fixed Charges

	2002	2003	2004	2005	2006
Earnings:
Income (loss) before taxes	-3,990	25,534	40,691	34,116	(84,963)
Interest	49254	45,413	53,185	73,274	111,280
Interest portion of rental expense	3254	3,739	4,960	7,737	10,413
	48,518	74,686	98,836	115,127	36,730

Fixed Charges:
Interest	49,254	45,413	53,185	73,274	111,280
Interest capitalized	-844	-860	-1,120	-1,230	-2,469
Interest portion of rental expense	3,254	3,739	4,960	7,737	10,413
	51,664	48,292	57,025	79,781	119,224

Ratio	0.9	1.5	1.733209	1.443040	0.308076

Shortfall (overage)	3,146	-26,394	-41,811	-35,346	82,494